Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

February 19, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter (the “Comment Letter”), dated February 12, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 that was filed with the Securities and Exchange Commission on February 29, 2008.

The responses set forth below are numbered to correspond to the numbering in the Comment Letter.

Critical Accounting Policies

Professional Liability Insurance Claims, page 55

1.	We acknowledge your response to our comments. Please revise your proposed disclosure to include the following:

a.	A description of the method used to estimate accrued malpractice liabilities, distinguishing if necessary between reported and unreported claims. For example, consider including:

1.	A discussion of whether and how the company stratifies settled malpractice claims into homogenous groups for purposes of estimating unsettled claims; and
2.	A description of your accounting for your excess of loss claims-made insurance policy.

b.	The company's accounting policy for costs associated with litigating and settling accrued malpractice liabilities, including direct and incremental costs and indirect costs.

c.
With respect to your professional liability roll-forward on page 56 of your Form 10-K, please disaggregate the expense column to show the provision for insured events of the current year, and increases (decreases) in provision for insured events of prior years.  In addition please disaggregate the claims and expenses paid column to show claims and claim adjustment expenses attributable to insured events of the current year and claims and claim adjustment expenses attributable to insured events of prior years.  Please also add a column quantifying the change in the liability stemming from accretion of the discount.

d.	Identify, quantify and analyze the underlying causes for the increase (decrease) in provision for insured events of prior years.

In response to the Staff’s comments (a), (b), (c) and (d) above, the Company will revise its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Professional Liability Insurance Claims” section of its next Form 10-K for the period ended December 31, 2008 as follows.

Professional Liability Insurance Claims

As part of our business of owning and operating hospitals, we are subject to legal actions alleging liability on our part.  We accrue for losses resulting from such liability claims, as well as loss adjustment expenses that are out-of-pocket and directly related to such liability claims.  These direct out-of-pocket expenses include fees of outside counsel and experts.  We do not accrue for costs that are part of our corporate overhead, such as the costs of our in-house legal and risk management departments.  The losses resulting from professional liability claims primarily consist of estimates for known claims, as well as estimates for incurred but not reported claims.  The estimates are based on specific claim facts, our historical claim reporting and payment patterns, the nature and level of our hospital operations, and actuarially determined projections.  The actuarially determined projections are based on our actual claim data, including historic reporting and payment patterns which have been gathered over an approximate 20-year period.  As discussed below, since we purchase excess insurance on a claims-made basis that transfers risk to third party insurers, the liability we accrue does not include an amount for the losses covered by our excess insurance.  Since we believe that the amount and timing of our future claims payments are reliably determinable, we discount the amount we accrue for losses resulting from professional liability claims using the risk-free interest rate corresponding to the timing of our expected payments.  The net present value of the projected payments was discounted using a weighted-average risk-free rate of 2.6%, 4.1% and 4.6% in 2008, 2007 and 2006, respectively.  This liability is adjusted for new claims information in the period such information becomes known to us.  Professional malpractice expense includes the losses resulting from professional liability claims and loss adjustment expense, as well as paid excess insurance premiums, and is presented within other operating expenses in the accompanying consolidated statements of income.

                Our processes for obtaining and analyzing claims and incident data are standardized across all of our hospitals and have been consistent for many years.  We monitor the outcomes of the medical care services that we provide and for each reported claim, we obtain various information concerning the facts and circumstances related to that claim.  In addition, we routinely monitor current key statistics and volume indicators in our assessment of utilizing historical trends.  The average lag period between claim occurrence and payment of a final settlement is between 4 and 5 years, although the facts and circumstances of individual claims could result in the timing of such payments being different from this average.  Since claims are paid promptly after settlement with the claimant is reached, settled claims represent less than 1.0% of the total liability at the end of any period.

For purposes of estimating our individual claim accruals, we utilize specific claim information, including the nature of the claim, the expected claim amount, the year in which the claim occurred and the laws of the jurisdiction in which the claim occurred.  Once the case accruals for known claims are determined, information is stratified by loss layers and retentions, accident years, reported years, geography, and claims relating to the acquired Triad hospitals versus claims relating to our other hospitals.  Several actuarial methods are used against this data to produce estimates of ultimate paid losses and reserves for incurred but not reported claims.  Each of these methods uses our company-specific historical claims data and other information.  This company-specific data includes information regarding our business, including historical paid losses and loss adjustment expenses, historical and current case loss reserves, actual and projected hospital statistical data, a variety of hospital census information, employed physician information, professional liability retentions for each policy year, geographic information and other data.

Based on these analyses we determine our estimate of the professional liability claims.  The determination of management’s estimate, including the preparation of the reserve analysis that supports such estimate, involves subjective judgment of the management.  Changes in reserving data or the trends and factors that influence reserving data may signal fundamental shifts in our future claim development patterns or may simply reflect single-period anomalies.  Even if a change reflects a fundamental shift, the full extent of the change may not become evident until years later.  Moreover, since our methods and models use different types of data and we select our liability from the results of all of these methods, we typically cannot quantify the precise impact of such factors on our estimates of the liability.  Due to our standardized and consistent processes for handling claims and the long history and depth of our company-specific data, our methodologies have produced reliably determinable estimates of ultimate paid losses.

Although we have not historically maintained and presented our claims data in this manner, we are providing the following table to present the amounts of our accrual for professional liability claims and approximate amounts of our activity for each of the respective years listed (excludes premiums for excess insurance coverage) (in thousands):

	Year ended December 31,
	2008	2007	2006
Accrual for professional liability claims, January 1	$300,184	$104,161	$88,371
Liability acquired through acquisition:
Gross liability acquired	-	197,453	-
Discount of liability acquired	-	(26,309)	-
Discounted liability acquired	-	171,144	-
Expense (income) related to:
Current accident year	110,010	73,039	50,775
Prior accident years	(15,826)	7,158	3,146
Expense (income) from discounting	11,449	(1,040)	(3,667)
Total incurred loss and loss expense	105,683	79,157	50,254
Paid claims and expenses related to:
Current accident year	(688)	(701)	(574)
Prior accident years	(54,600)	(53,577)	(33,890)
Total paid claims and expenses	(55,288)	(54,278)	(34,464)
Accrual for professional liability claims, December 31	$350,579	$300,184	$104,161

The increase in current accident year claims expense in each respective year from 2006 to 2008 reflects our partial year ownership in 2007 of hospitals acquired from Triad and our full year of ownership in 2008 of those former Triad hospitals.  Income/expense related to prior accident years reflects changes in estimates resulting from the filing of claims for prior year incidents, claim settlements, updates from litigation, and our ongoing investigation of open claims.  Expense/income from discounting reflects the changes in the weighted-average risk-free interest rate used and timing of estimated payments for discounting in each respective year.

We are primarily self insured for these claims; however, we obtain excess insurance that transfers the risk of loss to a third party insurer for claims in excess of our self-insured retentions.  Our excess insurance is underwritten on a claims-made basis.  For claims reported prior to June 1, 2002, substantially all of our professional and general liability risks were subject to a $0.5 million per occurrence self-insured retention and for claims reported from June 1, 2002 through June 1, 2003, these self-insured retentions were $2.0 million per occurrence.  Substantially all claims reported after June 1, 2003 and before June 1, 2005 are self-insured up to $4 million per claim. Substantially all claims reported on or after June 1, 2005 are self-insured up to $5 million per claim.  Management on occasion has selectively increased the insured risk at certain hospitals based upon insurance pricing and other factors and may continue that practice in the future.  Excess insurance for all hospitals has been purchased through commercial insurance companies and generally covers us for liabilities in excess of the self-insured retentions and up to $100 million per occurrence for claims reported on or after June 1, 2003 and up to $150 million per occurrence for claims occurred and reported after January 1, 2008.

Effective January 1, 2008, the former Triad Hospitals are insured on a claims-made basis as described above and through commercial insurance companies as described above for substantially all claims occurring on or after January 1, 2002 and reported on or after January 1, 2008.  Substantially all losses for the former Triad hospitals in periods prior to May 1999 were insured through a wholly-owned insurance subsidiary of HCA, Inc., or HCA, Triad’s owner prior to that time, and excess loss policies maintained by HCA. HCA has agreed to indemnify the former Triad hospitals in respect of claims covered by such insurance policies arising prior to May 1999.  After May 1999 through December 31, 2006, the former Triad hospitals obtained insurance coverage on a claims incurred basis from HCA’s wholly-owned insurance subsidiary with excess coverage obtained from other carriers that is subject to certain deductibles. Effective for claims incurred after December 31, 2006, Triad began insuring its claims from $1 million to $5 million through its wholly-owned captive insurance company, replacing the coverage provided by HCA. Substantially all claims occurring during 2007 were self-insured up to $10 million per claim.

e.	Please confirm that you will disclose the information provided in your response to comments 1 and 4 in your December 17, 2008 letter in your next Form 10-K filing.

The Company confirms that its responses to comments 1 and 4 in its December 17, 2008 response letter have been addressed in the response above.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,
/s/ Jeffrey Bagner
Jeffrey Bagner

cc:           Tabatha Akins (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)